October 10, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Lyn Shenk, Branch Chief

Re:	Genius Products, Inc.
File No. 000-27915
Form 10-K: For the fiscal year ended December 31, 2007
Form 10-Q: For the quarterly period ended June 30, 2008

Ladies and Gentlemen:

We respectfully submit below the responses of Genius Products, Inc. (the “Company”) to the comments of the Staff of the United States Securities and Exchange Commission (“SEC”) regarding our annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “10-K”) and our quarterly report on Form 10-Q for the quarterly period ended June 30, 2008 (the “10-Q”) and contained in your letter dated September 18, 2008.  For your convenience, we have included your original comments, each immediately followed by the Company’s response. Along with the EDGAR-filed copy, we are concurrently delivering a courtesy hard copy of our response to the Staff’s attention.

Form 10-K:  For the fiscal year ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations -  Critical Accounting Policies

Allowance for sales returns, price protection, customer discounts, customer deductions, and bad debts, page 18

1.
We note that revenue recognized by Genius Products, LLC (“the Distributor”) during fiscal years 2007 and 2006 was reported net of sales returns, discounts and allowances of approximately $177.3 million and $72.0 million, respectively.  Given the significance of sales returns as a percentage of the Distributor’s gross sales, please tell us and expand the disclosures included in future filings to discuss the terms and conditions under which the Distributor’s products may be returned by its customers.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings under “Critical Accounting Policies”, an expanded disclosure of the terms and conditions under which the Distributor’s products may be returned by customers.  Below is a summary of these terms and conditions.

Generally, the Distributor permits its customers to return any products sold to them by the Distributor, regardless of the amount of product returned or the timing of the return as compared to the date such returned products were sold to the customer.  Notwithstanding the Distributor’s return policy, our experience has been, and our internal analyses have demonstrated, that in excess of 90% of the Distributor’s actual returns are received within nine (9) months from the “street date” of a home video title (i.e., the initial date when a home video title is available for consumer purchase or consumer rental).  This trend has generally been true across all titles and genres of our home video products.

2.
Please tell us how it has been determined that it is appropriate for the Distributor to recognize revenue at the time of sale, with regard to sales transactions that grant the right of return.  Refer to paragraph 6 of SFAS No. 48 for the conditions that must be met in order for revenue recognition at the time of sale to be appropriate.  As part of your response, please specifically tell us the customer payment terms associated with the sale of the Distributor’s products, as well as whether payment by the Distributor’s customers is contingent upon the resale of the Distributor’s products.  In addition, given the significant growth in revenue recognized by the Distributor, please tell us why you believe that future returns can be reasonably estimated.  In this regard, we note that much of the Distributor’s revenue growth appears to relate to new distribution agreement(s), for which there is limited sales history since they were entered on or after July 21, 2006.  We note further that there have been large fluctuations in the Distributor’s estimates of sales returns as a percentage of gross revenue during the period of revenue growth.  For example, the Distributor estimated sales returns, discounts and allowances of 40.9% of gross revenue for the three months ended June 30, 2008, versus 22.3% of gross revenue for the three months ended June 30, 2007.  Please provide a complete discussion of your basis for estimating sale returns as part of your response.  Refer to paragraph 8 of SFAS No. 48 for further guidance.

RESPONSE:

In accordance with paragraph 14 of AICPA Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (SOP 00-2), the Distributor can only recognize revenue for home video sales upon the “street date” (the initial date when home video products are available for consumer purchase or consumer rental).  Further, in accordance with paragraph 24 of SOP 00-2, the Distributor must meet all of the conditions of FASB Statement No. 48, “Revenue Recognition When Right of Return Exists” (SFAS No. 48) in order to recognize revenue with regard to sales transactions that grant to the buyer the right to return the purchased product.

SFAS No. 48, paragraph 6, states the following:

If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

a.	The seller's price to the buyer is substantially fixed or determinable at the date of sale.
b.	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
c.	The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
f.	The amount of future returns can be reasonably estimated (paragraph 8).

The Company believes that its policies with regard to sales transactions that grant the right of return satisfy the standards set forth in paragraph 6 of SFAS No. 48 and that the Distributor is properly recognizing revenue upon “street date.”  The sale price of the Distributor’s home entertainment product to retailers and distributors is fixed and determinable prior to the earliest date that it recognizes revenue.  Customer payment terms are generally net sixty (60) days from the date of shipment, and the payments to the Distributor are not contingent upon the resale of the Distributor’s product.  Based on the terms of the Distributor’s agreements with the buyers of the Distributor’s products, the risk of physical destruction or damage to products sold transfers to the buyers at the time of shipment.  Accordingly, the buyers’ payment obligations to the Distributor are not impacted by physical destruction or damage to the product sold.  The Distributor primarily sells its products to major retailers (such as Walmart) and distributors who are not funded or otherwise economically dependent on the Distributor.  Once the Distributor’s products are sold, it does not have any obligation to participate in the resale of the product by the buyer.

With respect to whether the Distributor can reasonably estimate future returns, paragraph 8 of SFAS No. 48 acknowledges that the ability to make a reasonable estimate depends on many factors and circumstances that vary from one case to the next.  Paragraph 8 of SFAS No. 48 cites a number of factors that may impair the ability to make a reasonable estimate, including:

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand
b.	Relatively long periods in which a particular product may be returned
c.
Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers

d.	Absence of a large volume of relatively homogenous transactions

Paragraph 8 of SFAS No. 48 also states that “the existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.”

We believe that the methodology we use to determine our return reserve, combined with the significant experience that the Distributor’s management team has in the entertainment industry, enable us to reasonably estimate future returns.  Each reporting period, the Distributor performs a comprehensive returns reserve calculation for each significant title and label, which requires the exercise of judgment based on an analysis of all relevant data and market information at our disposal.

In calculating the return reserve as it relates to current and prior quarter Weinstein Company releases, management of the Distributor considers and analyzes data regarding actual units shipped, actual units returned, the timing of such returns and the amount of units remaining in retail stores, all of which information is available to us from our major retail customers.  This methodology is consistent with home entertainment industry practices, and in our opinion enables us to reliably compute an adequate return reserve for these titles.

For all other titles, management of the Distributor considers and analyzes relevant historical data, including historical return rates (both in terms of the amount of returns and the timing of the returns; as discussed in our response to question number 1 above, our experience has been that in excess of 90% of the Distributor’s actual returns across all titles and genres are received within nine (9) months from the “street date” of a home video title), historical pricing and repricing, and reorder activity.  As the Staff notes, many of the distribution agreements that have contributed to our significant revenue growth were entered into after July 21, 2006.  However, a majority of the titles distributed pursuant to these agreements are library products that were being distributed by competing distributors prior to our agreement.  As a result, we have access to historical return data and trends from these competing distributors (of the type described above) that we take into consideration in calculating the return reserve for these titles.

In determining the return reserve, management of the Distributor also considers other factors that affect the amount of actual returns and fluctuations in the rate of actual returns, including, among other things, current economic trends (including trends within the home entertainment industry), trends and/or changes in customer demand and acceptance of our products, the success of advertising campaigns sales and promotional efforts for a specific title, the availability of retail shelf-space (which varies throughout the year), seasonality, product mix of our releases and the release of competing titles by our competitors.

The Distributor’s management team has significant experience in the home entertainment industry and draws on that experience to interpret and analyze the data and other information described above.  After consideration of their opinions and insights, we establish what we believe is a reasonable and reliable reserve for returns at the end of each reporting period.

3.
We note that in order to mitigate returns, the Distributor grants price protection to retailers after they have presented an affidavit of existing inventory.  In this regard, we note that the Distributor should only recognize revenue at the time of sale if future price concessions can be reasonably and reliably estimated.  Given that the Distributor only began to recognize revenue at your current levels as of 2006, please tell us why you believe you can make reasonable and reliable estimates of the effects of future price changes.  Refer to paragraph 25 of SOP 00-2 for further guidance.

RESPONSE:

Paragraph 25 of SOP 00-2 provides that an entity “should not recognize revenue until it can make reasonable and reliable estimates of future price changes.”  Notwithstanding that the Distributor only began to recognize revenue at its current level as of 2006, we believe that we are able to reasonably and reliably estimate the effects of future price changes sufficient to recognize revenue from sales subject to price protection.  Notwithstanding our relatively recent revenue growth, we believe that our methodology for setting our price protection reserve, combined with the experience and judgment of the Distributor’s management team, enables us to make a reasonable and reliable estimate of the effects of future price changes to the Distributor’s revenues.

The price protection granted by the Distributor to retailers and distributors with respect to Weinstein Company releases is done so on a title specific basis and the determination of the specific price protection rates is at the discretion of management of the Distributor (generally, the Distributor grants price protection only with respect to significant new Weinstein Company releases; the Distributor knows the wholesale price at street date and the reprice amount of these titles, and uses this information in setting an appropriate price protection rate).  Combined with the fact that we have an established and robust methodology for estimating sales return (as discussed above), we are able to accurately estimate the number of units remaining on retailer shelves that would be subject to price protection at the date of sale.  For non-Weinstein Company titles, price protection is computed using a historical rate (i.e., inception-to-date actual price protection issued, divided by inception-to-date revenue) and applying this rate to revenue generated during each reporting period.  As the Staff notes, many of the distribution agreements that have contributed to our significant revenue growth were entered into after July 21, 2006.  However, similar to establishing a return reserve, we have access to historical price protection data and trends from prior competing distributors that we take into consideration in calculating the price protection reserve for these non-Weinstein Company titles.

The Distributor’s management team has significant experience in the home entertainment industry and draws on that experience to interpret and analyze the data and other information described above, as well as other general considerations such as industry and general economic trends.  After consideration of their opinions and insights, we establish what we believe is a reasonable and reliable price protection reserve at the end of each reporting period.

4.
We note that sales returns, discounts and allowances were estimated to be 40.9% of gross revenue for the three months ended June 30, 2008, versus 22.3% of gross revenue for the three months ended June 30, 2007.  Given the significant impact that the estimate of sales returns has on the Distributor’s reported revenues and results of operations, please expand your MD&A discussion of the Distributor’s results of operations to discuss the underlying factors that have resulted in i) the recognition of a significant allowance for sales returns and ii) the material change in the allowance when measured as a percentage of gross revenue.  As part of your response, provide a sample of your intended expanded disclosure.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include in all future filings containing the MD&A the information requested above.  The Company will supplementally provide to the Staff a sample of our intended expanded disclosure.

5.
We note that the reserve for sales returns reported on Genius Products, LLC’s (“the Distributor”) balance sheet for the period ended June 30, 2008 decreased relative to the reserve balance reported at December 31, 2007 when measured on an absolute basis.  However, the reserve for sales returns at June 30, 2008 increased as a percentage of gross outstanding accounts receivables when compared to the reserve at December 31, 2007.  Due to the significance of the Distributor’s actual sales returns and reserve estimates, we believe that the transparent presentation of the activity impacting the Distributor’s reserve balance during each reporting period would significantly enhance your disclosure.  In this regard, please expand the disclosure in your quarterly reports on Form 10-Q to provide a roll-forward that presents the Distributor’s sales return reserve balance at the beginning of the period, the amounts charged to costs and expense during the period, the deductions recognized during the period, and the Distributor’s reserve balance at the end of the period – similar to the information presented in Note 17 of the Genius Products, LLC financial statements included in your 10-K for the year ended December 31, 2007.  As the reporting period in your Form 10-Q interim reports covers both the quarterly and year-to-date interim periods, please include separate roll-forward for both time periods being reported on, with appropriate disclosure of any material activity impacting the reserve account during such periods.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in future Reports on Form 10-Q.

The Company

Liquidity and Capital Resources, page 23

6.
We note your separate disclosure of liquidity and capital resources of the Company and the Distributor.  With regard to disclosures related to the Company, we believe you should enhance  disclosures to clearly state expected short and long term cash and liquidity needs and how specifically you expect to satisfy those needs, including how you expect to satisfy those needs in the event the Distributor is unable to make a distribution to you or your partner does not agree to make a distribution.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will enhance its disclosures in the manner indicated by the Staff in all future filings containing the MD&A, under “Liquidity and Capital Resources.”

The Distributor

Liquidity and Capital Resources

Contractual Obligations, page 30

7.
We note that the table of contractual obligations presented for the Distributor does not include the Distributor’s outstanding debt under its revolving credit facility or the related party note payable held with your company.  In future filings, please revise the table related to the Distributor’s contractual obligations to include all outstanding debt obligations.  In addition, given that both of the aforementioned debt instruments are subject to variable interest rates, please expand the disclosure in “Item 7” of your Form 10-K to provide a quantitative and qualitative  discussion of the market risk associated such debt.

RESPONSE:

The Company will include in future periodic reports containing the table of contractual obligations, all material outstanding debt obligations of the Distributor.  In addition, we will provide an expanded  quantitative and qualitative discussion of market risk associated with such debt.

Item 9A.  Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 31

8.
We note from your “Management’s Report on Internal Control Over Financial Reporting” that the Distributor has not fully implemented a formalized process and the related controls necessary to determine the appropriate classification of expenses related to your Market Development Funds (“MDF”).  In addition, you state that due to this material weakness, there is a reasonable possibility that the Distributor could record revenue improperly or misclassify MDF related expenses in its statements of operations.  In this regard, please tell us the amount of the Distributor’s MDF spending for each of the fiscal years presented in the Distributor’s financial statements and how the Distributor has accounted for such spending.  In addition, describe in detail how the accounting treatment that the Distributor has applied impacts the amount of revenue recognized, and tell us whether the amount of recognized revenue would have increased or decreased if an alternative accounting treatment had been applied.  To the extent that the discussion of “advertising and marketing costs” included in Note 2 to the financial statements of the Distributor does not reflect the accounting treatment applied to the Distributor’s MDF spending, please expand this disclosure.

RESPONSE:

Market Development Funds (“MDF”) is a generic term which refers to a variety of items such as product placement (payment for retail shelf space), cooperative advertising (local and national advertising costs), and retail flyers (utilized by major retailers).   Total MDF spending (comprising amounts recorded as a reduction of revenue and those recorded as expense) amounted to $9.8 million for fiscal period ended December 31, 2006, $21.2 million for the year ended December 31, 2007 and $6.5 million for the six months ended June 30, 2008.

In accounting for these transactions, the Distributor applies the guidance set forth in Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-09”).  Paragraph 9 of EITF 01-09 addresses income statement characterization issues and states the following:

The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.  That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.
The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.
The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Based on our analysis of information received periodically from our retail customers, we determined that the benefit received by retailers and distributors of product as a result of the Distributor providing funds for cooperative advertising and retail flyers is sufficiently separable from the purchase of Distributor’s products, and that the Distributor could have entered into an exchange transaction with a party other than the purchaser of its products or services in order to receive that benefit.  Further, the Distributor determined that the retailers and distributers can reasonably estimate the fair value of the benefit they receive from such funds.  Therefore, the Distributor accounts for costs associated with cooperative advertising and retail flyers as expense in its statement of operations.

With regard to contractually obligated expenditures and product placement, the Distributor determined it did not meet the conditions set forth in (a) and (b) above because such costs are not sufficiently separable from the recipient’s purchase of the Distributor’s products and the Distributor could not have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.  Accordingly, we net such costs against revenues.

Based on the foregoing categorization of MDF-related spending, the following amounts were recorded as a reduction of revenues:  $3.8 million for the fiscal period ended December 31, 2006, $16.8 million for the year ended December 31 2007 and $6.1 million for the six months ended June 30, 2008.  Given our material weakness in this area, we have engaged a third party to verify that our cooperative advertising and retail flyer campaigns are complete and valid, enabling us to properly categorize such MDF-related spending.

We acknowledge the Staff’s comment regarding “advertising and marketing costs” included in Note 2 to the financial statements of the Distributor and confirm that the Company will include expanded disclosure in future filings.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

Our process for setting executive pay, page 40

9.
We note your disclosure on page 42 regarding the internal formal bonus program which provides for a bonus award if a stated EBITDA goal was achieved.  In future filings, please disclose the stated EBITDA goal or any other performance target that must be achieved in order for participating employees to receive a bonus award.  To the extent you believe that disclosure would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis of omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical bonus practice and incentive parameters set for the relevant fiscal period.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in future filings that include the Compensation Discussion and Analysis.  Please note that the Company did not grant any bonuses to any employees (whether based on the Company’s EBITDA or otherwise) for 2007 performance.

Outstanding Equity Award at Year End, footnote 1(a), page 45

10.
We note that Mr. Drinkwater has 400,000 in unvested options, expiring on November 28, 2015, which “only vest upon the satisfaction of certain performance targets.”  In future filings, please disclose the performance targets that must be achieved in order for Mr. Drinkwater’s options grant to vest, as a follow up to comment number 9 above.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in future filings that include the Compensation Discussion and Analysis.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 51

11.
We note your disclosure of certain related party transactions.  In future filings, please disclose and describe your policies and procedures for review, approval, and ratification of transactions with related persons.  Please refer to Item 404(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include the requested disclosure in future filings that include the Compensation Discussion and Analysis.

Consolidated Financial Statements of Genius Products, Inc.

Notes to Consolidated Financial Statements

Note 1.  Nature of Business

The Weinstein Company Transaction, page F-9

12.
We note that the Class W shares issued to TWC Holding and W-G Holding as part of the TWC Transaction are redeemable for cash at the request of Genius Products, LLC and with the approval of TWC Holding and W-G Holding (per section 4.8.2 of the Amended and Restated Limited liability Company Agreement of Genius Products, LLC).  However, we also note that you issued an aggregate of 100 shares of Series W Preferred Stock to TWC Holding and W-G Holding, which i) allow these entities to elect five of the seven directors on your company’s Board of Directors, ii) provide these entities with majority voting power over other actions requiring approval of your stockholders, and iii) provide these entities with the right to approve certain specified actions.  We note further that TWC Holding and W-G Holding hold a 70% ownership interest in Genius Products, LLC, which is not held by you.  Based upon the aforementioned facts, please tell us whether the 100 shares of Series W preferred stock issued to TWC Holding and W-G Holding and these entities 70% direct ownership interest in Genius Products, LLC, effectively allow these entities to make a unilateral decision to redeem their ownership interests for cash.  If so, please clarify this fact in your disclosure.  Alternatively, please tell us what provisions of the Limited Liability Company Agreement prevent TWC Holding and W-G Holding from forcing Genius Products, LLC to redeem their ownership interests for cash.  In addition, please tell us whether your company would own 100% of Genius Products, LLC if TWC Holding and W-G Holding’s ownership interests were redeemed for cash.

RESPONSE:

As the Staff points out, the Class W units issued to The Weinstein Company Holdings LLC (“TWC Holdings”) and W-G Holding Corp. (“W-G Holding”) are redeemable for cash at the request of Genius Products, LLC (the “Distributor”), with the approval of TWC Holdings and W-G Holding.  Any action by the Distributor to redeem the Class W units for cash would be taken by the Company, acting as the managing member of the Distributor.  In such event, the decision by the Company to cause the Distributor to make such a cash redemption would need to be approved by the Board of Directors of the Company.  As the Staff points out, the Company’s Board consists of five members elected by TWC Holdings and W-G Holding, and these entities also hold other voting rights with respect to certain actions of the Company.

Notwithstanding these rights of TWC Holdings and W-G Holding, a cash redemption could not be forced by TWC Holdings and W-G Holding over the objections of the Board of Directors of the Company.  The directors of the Company, including the directors elected by TWC Holdings and W-G Holding, owe fiduciary duties to all shareholders of the Company, not just TWC Holdings and W-G Holding.  Our Board would likely in such event form a special committee consisting solely of disinterested directors in order to ensure the integrity of the Board’s decisions and conform with Delaware law concerning transactions involving interested directors.  In fact, only two of the five director seats that are elected by TWC Holdings have historically been held by individuals who are affiliated with TWC Holdings or W-G Holding (currently Larry Madden and Irwin Reiter), and under our Charter three out of five of these director seats must in any event be held by “Independent Directors” (as defined under the listing standards of NASDAQ).  We believe that all of our directors would consider a cash redemption only in the context of the best interests of all shareholders.

Notwithstanding our best intentions, it is true that TWC Holdings and W-G Holding would always have the power under our Charter to replace directors for any reason or for no reason.  TWC Holdings and W-G Holding could also act to block certain actions that might force the Company to undertake a cash redemption.  In light of the Staff’s comment, we will clarify in our future filings the nature of this power and under what circumstances TWC Holdings and W-G Holding could unilaterally cause the Distributor to redeem its membership interests for cash.

If TWC Holdings and W-G Holding redeemed all of their membership interests in the Distributor for cash pursuant to terms of the Amended and Restated Limited Liability Company Agreement of the Distributor (“LLC Agreement”), the Company would own 100% of the Distributor.  Under Section 4.8.4(a) of the LLC Agreement, all Class W units redeemed by the Distributor would be transferred to the Company and converted into Class G units.

Note 5.  Related Party Transactions

Services Agreement, page F-16

13.
We note that the Distributor incurred approximately $4.8 million and $1.3 million in corporate operating and payroll related expenses on behalf of your company during the year ended December 31, 2007 and the 163-day period ended December 31, 2006, respectively.  You state further that these amounts were reflected as a distribution to members in the financial statements of the Distributor.  We note from your MD&A that public company costs borne by the Distributor on behalf of your company are reflected in your general and administrative expenses of $1.9 million for the year ended December 31, 2007.  However, based upon your statement of operations, it is unclear whether the remainder of the expenses incurred on your behalf by the Distributor were reflected as expenses in your financial statements.  In this regard, please tell us whether all costs incurred on your behalf pursuant to the services agreement with the Distributor have been reflected as expenses in your statement of operations.  As part of your response, tell us the basis for your accounting treatment and cite any accounting literature that you believe supports your treatment.

RESPONSE:

We acknowledge the Staff’s comments and advise that the Company is currently preparing and will file a Current Report on Form 8-K with respect to the pending restatements of certain of the Company’s previously filed financial statements, to reflect one hundred percent (100%) of such costs in the Company’s financial statements.  We also confirm that in future filings all such costs will be reflected as expenses in the Company’s financial statements.

Form 10-Q:  For the quarterly period ended June 30, 2008

Item 1.  Financial Statements

Notes to Condensed Consolidate Financial Statements

Note 4.  Investment in Distributor (Genius Products, LLC), page 10

14.
We note that the balance sheet of Genius Products, LLC (“the Distributor”) includes approximately $87.5 million of goodwill.  Per footnote 2 to the Distributor’s financial statements for fiscal year 2007, the Distributor uses the present value of its expected future cash flows to determine the fair value of its reporting unit for purposes of testing goodwill.  Given that the Distributor has recognized i) significant losses during the period July 22, 2006 through December 31, 2006, fiscal year 2007, and six months ended June 30, 2008 and ii) significant uses of cash for operating activities during the period July 22, 2006 through December 31, 2006 and fiscal year 2007, please tell us how the Distributor determined that goodwill was not impaired at December 31, 2007 and June 30, 2008.  As part of your response, please provide a copy of your most recent goodwill impairment analysis.

RESPONSE:

While the Distributor has incurred losses during the period July 22, 2006 through December 31, 2006, fiscal year 2007, and six months ended June 30, 2008 and has had significant uses of cash for operating activities during the period July 22, 2006 through December 31, 2006 and fiscal year 2007, such losses and uses of operating cash related primarily to the launch of new distribution agreements.  Estimates of future revenues and expenses reflect the normalization of the Distributor’s margins and expenses as well as the Distributor generating positive cash flows from operating activities (the Distributor realized nominal positive cash flows during the six months ended June 30, 2008).

With respect to the Distributor’s impairment review of goodwill, the Distributor utilized an independent financial and strategic advisory firm to assist management in determining the fair value of the Distributor at December 31, 2007 and June 30, 2008.  As part of the fair value analysis, enterprise value was computed using the income approach methodology, using the discounted cash flow method and incorporating forecasts provided by the Distributor, as it was determined to be the most precise indicator of fair market value.  Based on the analysis, the enterprise value of the Distributor exceeded its carrying value at both December 31, 2007 and June 30, 2008.  Therefore, in accordance with FAS 142, “Goodwill and Other Intangible Assets”, the Step 1 analysis performed did not yield any indicators of impairment of goodwill at the Distributor.

A copy of the independent firm's most recent goodwill impairment analysis will be provided to the Staff as supplemental information under separate cover and, as such, such analysis does not constitute a part of the Company's response.

15.	Please revise future filings to include the statements of cash flows for the Distributor.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include in all future filings that contain the financial statements of the Distributor, the Statements of Cash Flows for the Distributor.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

16.
A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts.  In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes.  For example, you state that product cost, supply chain, and inventory obsolescence increased from $13.5 million to $17.9 million in the quarters ended June 30, 2007 and 2008, respectively, but you do not describe or quantify the factors responsible for the change nor analyze the underlying reason for the change.  We believe your disclosures in both your quarterly and annual filings could be improved and made more user-friendly and clear by:

•	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•
quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in non-TWC sales that was related to volume changes as opposed to price increases).

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include in all future filings containing the MD&A the information requested above.

17.
Please revise to include a table or tables detailing revenues by category (such as TWC, non-TWC, and any other categories you believe would be material to investors understanding of your results of operations) for each period discussed.  Please include columns for dollar and percentage changes and common size percentages to the extent you believe useful.  We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company will include in all future filings containing the MD&A the information requested above.

*           *           *           *           *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (310) 264-8111.  Our facsimile is (310) 453-5115.

Sincerely,

/s/ Edward J. Byrnes
Edward J. Byrnes
Chief Financial Officer

cc
Trevor Drinkwater
Stephen K. Bannon
Matthew Smith